The ServiceMaster Company

860 Ridge Lake Boulevard

Memphis, Tennessee 38120

(901) 597-1400

January 16, 2009

VIA FACSIMILE and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The ServiceMaster Company
Form S-1 (File No. 333-154648)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The ServiceMaster Company, a Delaware corporation (the “Company”), hereby requests the acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-154648) so that it be declared effective on January 16, 2009, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE SERVICEMASTER COMPANY

By:	/s/ Greerson G. McMullen
	Name:	Greerson G. McMullen
	Title:	Senior Vice President and General Counsel